October 23, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Visual Management Systems, Inc.
Registration Statement on Form S-1
Registration No. 333-148309

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Visual Management Systems, Inc. hereby requests that the effective date of the Registration Statement on Form S-1 referenced above be accelerated to 9:30 a.m. on Tuesday, October 28, 2008 or as soon thereafter as practicable.

Very truly yours, VISUAL MANAGEMENT SYSTEMS, INC. By: /s/ Jason Gonzalez Jason Gonzalez President and Chief Executive Officer